Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

EXHIBIT INDEX

Exhibit

Press Release dated July 15, 2010	99.1

Presentation	99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ GE LI
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

Date: July 15, 2010

Exhibit 99.1

WuXi PharmaTech Announces Preliminary Second-Quarter 2010 Financial Highlights

and Increases Full-Year 2010 Financial Guidance

SHANGHAI, China, July 15, 2010 /Xinhua-PRNewswire/ – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its preliminary financial highlights for second-quarter 2010. The full earnings results will be announced on August 2, 2010.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED FINANCIAL HIGHLIGHTS (GAAP)

(In millions of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	% Change	2010	2009	% Change
Net revenues:
China-Based Laboratory Services	52.6	44.8	18%	102.6	86.5	19%
U.S.-Based Laboratory Services	19.9	16.7	19%	36.9	31.6	17%

Laboratory Services	72.5	61.5	18%	139.5	118.1	18%
Manufacturing Services	8.5	5.5	55%	22.1	8.0	175%

Total net revenues	81.0	67.0	21%	161.6	126.1	28%

Gross profit	32.7-33.2	27.1	21%-23%	63.1-63.6	50.4	25%-26%

Operating income	15.6-16.3	13.6	14%-20%	33.0-33.8	23.9	38%-41%

Net income	13.3-14.0	14.7	(9)%-(5)%	28.9-29.5	26.4	9%-12%

Diluted net earnings per ADS	0.18-0.19	0.20	(11)%-(7)%	0.39-0.40	0.36	8%-10%

WUXI PHARMATECH (CAYMAN) INC. UNAUDITED FINANCIAL HIGHLIGHTS (Non-GAAP)[1] (In millions of U.S. dollars, except ADS data and per ADS data)
	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	% Change	2010	2009	% Change
Net revenues:
China-Based Laboratory Services	52.6	44.8	18%	102.6	86.5	19%
U.S.-Based Laboratory Services	19.9	16.7	19%	36.9	31.6	17%

Laboratory Services	72.5	61.5	18%	139.5	118.1	18%
Manufacturing Services	8.5	5.5	55%	22.1	8.0	175%

Total net revenues	81.0	67.0	21%	161.6	126.1	28%

Gross profit	34.4-35.0	28.4	21%-23%	66.5-67.0	53.1	25%-26%

Operating income	22.0-22.7	17.1	29%-33%	42.5-43.2	30.1	41%-44%

Net income	19.4-20.1	17.8	9%-13%	37.8-38.4	32.0	18%-20%

Diluted net earnings per ADS	0.26-0.27	0.24	7%-11%	0.51-0.52	0.44	16%-18%

[1]	Excludes amortization of acquired intangible assets and related deferred taxes, share-based compensation, and transaction costs relating to the combination with Charles River Laboratories.

Management Comment

“We are delighted to report preliminary second-quarter and first-half 2010 financial results that were above our expectations,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “Revenue growth of 21% for the second quarter and 28% for the first half reflected solid, double-digit growth in all of our businesses and increasing demand for our services. Margins were also strong. Excluding one-time costs relating to the pending combination with Charles River Laboratories of $2.9 million, net income and diluted EPS growth rates were solid for both the second quarter and the first half.

“We met or exceeded all of our second-quarter 2010 guidance. Revenues of $81.0 million were above our projection of $76-$78 million. Year-over-year growth in net revenues of China-based Laboratory Services of 18% was at the higher end of the expected range of 16-18%. And as we projected, GAAP and non-GAAP gross margins in the second quarter were better than comparable first-quarter 2010 gross margins. Our strong results in the second quarter lead us to increase our financial guidance for full-year 2010.

“Our strong financial performance is compelling evidence that WuXi’s business model is working well,” Dr. Li continued. “The world’s leading pharmaceutical, biotechnology, and medical device companies are seeking to improve their R&D productivity by outsourcing more of their R&D operations to high-quality, cost-effective suppliers like WuXi. Increasingly these companies are also offshoring R&D services to China, which offers world-class facilities and superior scientific talent at a fraction of costs in the United States and Europe and where WuXi is by far the leading R&D service organization.

“WuXi’s goal is to build a uniquely broad, integrated platform of R&D services,” Dr. Li concluded. “We believe the proposed combination with Charles River Laboratories will accelerate achievement of our goal. It will create the premier early-stage CRO, one that will provide a complete range of R&D services from compound synthesis through first-in-human clinical trials. We believe that the opportunity to combine complementary operations of these two CRO leaders and to achieve significant revenue synergies through cross-selling will provide shareholders of both companies with substantial value far greater than that available from the two companies on their own. Offering much broader services will help our customers to improve the success of discovery and shorten the development time of new pharmaceuticals.”

2010 Financial Guidance

The Company is pleased to provide the following update to its previous financial guidance for 2010:

•	Total net revenues of $320-325 million, which represents 19-20% growth, compared to earlier guidance of total net revenues in the upper end of the $310-320 million range

•	Growth in net revenues of China-based Laboratory Services of 16-18%, compared to earlier guidance of net revenue growth of 13-16%

•	Double-digit growth in net revenues of U.S.-based Laboratory Services, compared to earlier guidance of growth in mid single digits

•	Growth of net revenues of Manufacturing Services of at least 70%, the same as earlier guidance

•	Decline in GAAP and non-GAAP gross margins of two to three percentage points, compared to earlier guidance of a decline of two to five percentage points

•	Growth in non-GAAP operating income of 10-15%, compared to earlier guidance of growth in the upper end of the 0% to 10% range

•	Capital expenditures of about $50 million, compared to earlier guidance of $50-60 million

•	Effective tax rate of 13-15% excluding one-time transaction costs, the same as earlier guidance

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO Non-GAAP2

(in millions of U.S. dollars, except ADS data and par value data)

	Three Months Ended June 30,
	2010	2009	% Change
GAAP gross profit	32.7-33.2	27.1	21%-23%
Adjustments:
Share-based compensation	1.0	0.6
Amortization of acquired intangible assets	0.8	0.8

Non-GAAP gross profit	34.4-35.0	28.4	21%-23%

GAAP operating income	15.6-16.3	13.6	14%-20%
Adjustments:
Share-based compensation	2.7	2.7
Amortization of acquired intangible assets	0.8	0.8
One-time transaction costs	2.9	—

Non-GAAP operating income	22.0-22.7	17.1	29%-33%

GAAP net income	13.3-14.0	14.7	(9)%-(5)%
Adjustments:
Share-based compensation	2.7	2.7
Amortization of acquired intangible assets	0.8	0.8
Deferred tax impact related to acquired intangible assets	(0.3)	(0.3)
One-time transaction costs	2.9	—

Non-GAAP net income	19.4-20.1	17.8	9%-13%

Income attributable to holders of ADS (Non-GAAP):
Diluted	19.4-20.1	17.8	9%-13%

Diluted earnings per ADS (Non-GAAP)	0.26-0.27	0.24	7%-11%

Weighted average ADS outstanding – diluted (Non-GAAP)	74,591,847	73,152,798

[2]	Totals may reflect rounding.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO Non-GAAP2

(in millions of U.S. dollars, except ADS data and par value data)

	Six Months Ended June 30,
	2010	2009	% Change
GAAP gross profit	63.1-63.6	50.4	25%-26%
Adjustments:
Share-based compensation	1.9	1.2
Amortization of acquired intangible assets	1.5	1.5

Non-GAAP gross profit	66.5-67.0	53.1	25%-26%

GAAP operating income	33.0-33.8	23.9	38%-41%
Adjustments:
Share-based compensation	5.1	4.7
Amortization of acquired intangible assets	1.5	1.5
One-time transaction costs	2.9	—

Non-GAAP operating income	42.5-43.2	30.1	41%-44%

GAAP net income	28.9-29.5	26.4	9%-12%
Adjustments:
Share-based compensation	5.1	4.7
Amortization of acquired intangible assets	1.5	1.5
Deferred tax impact related to acquired intangible assets	(0.6)	(0.6)
One-time transaction costs	2.9	—

Non-GAAP net income	37.8-38.4	32.0	18%-20%

Income attributable to holders of ADS (Non-GAAP):	37.8-38.4	32.0	18%-20%
Diluted

Diluted earnings per ADS (Non-GAAP)	0.51-0.52	0.44	16%-18%

Weighted average ADS outstanding – diluted (Non-GAAP)	74,465,668	73,356,170

[2]	Totals may reflect rounding.

WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com. On April 26, 2010, WuXi and Charles River Laboratories announced that the boards of both companies had reached an agreement for the two companies to combine operations.

Use of Non-GAAP Financial Measures

We have provided second-quarter 2009 and 2010 gross profit, operating income, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization of acquired intangible assets and associated deferred tax impact, and transaction costs relating to the combination with Charles River Laboratories. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit, operating income, net income, and diluted earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including our preliminary results for the second quarter 2010 and those statements with respect to favorable industry trends, guidance for full-year 2010 performance, and anticipated benefits of the proposed combination with Charles River Laboratories, are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our estimated operating results for the second quarter 2010 including net revenues, gross profit, operating income, and diluted earnings per ADS, are based upon our management accounts. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For example, our determination of gross profit, operating income, and diluted earnings per ADS is subject to finalization of our accrued expenses, share-based compensation expenses, and income taxes. Risks with respect to the proposed combination include: (i) the possibility that the proposed combination may be delayed or not completed due to the failure to obtain stockholder or regulatory approvals or otherwise satisfy the conditions to the proposed combination as set forth in our acquisition agreement with Charles River; (ii) problems may arise in successfully integrating the businesses of the two companies; (iii) the acquisition may involve unexpected costs; (iv) the combined company may not achieve the anticipated transaction benefits, including the revenue synergies described above and improved customer service levels and anticipated cost synergies, or achieve potential revenue growth and non-GAAP margin expansion; (v) restrictions in our acquisition agreement with Charles River that require us to conduct our business in the ordinary course consistent with past practices and in accordance with other specific limitations may delay or prevent us from taking advantage of business opportunities that may arise prior to the combination; and (vi) the businesses may suffer as a result of uncertainty surrounding the combination. In addition, the businesses may be subject to future regulatory or legislative actions and other risk factors. These other risk factors include: continued uncertainty in the global economy, the pressures being felt by our customers, and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2009 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s (“SEC’s”) website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our or Charles River’s business, financial condition, results of operations and prospects, see “Risk Factors” (i) beginning on page 6 of our 2009 Annual Report on Form 20-F and (ii) beginning on page 18 of Charles River’s Annual Report on Form 10-K also filed at the SEC’s website. Our preliminary results of operations for second-quarter 2010 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

This document is not a solicitation of WuXi’s shareholders to approve the proposed transaction. In connection with the proposed transaction, WuXi has filed a final scheme document with the SEC on Form 6-K. Before making any voting or investment decisions, WuXi’s shareholders are urged to read the final scheme document and any other relevant documents filed with the SEC because they contain important information. The final scheme document has been mailed to WuXi’s shareholders seeking their approval of the proposed transaction. WuXi’s shareholders may also obtain a copy of the final scheme document free of charge by directing a request to: WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, Attention: Genyong Qiu. In addition, the scheme document is available free of charge at the SEC’s website, www.sec.gov. WuXi’s shareholders may also access copies of the documents filed with the SEC by WuXi on WuXi’s website at www.wuxiapptec.com.

This document may be deemed to be solicitation material used in connection with the solicitation of proxies from Charles River stockholders to approve the proposed combination of Charles River and WuXi. In connection with the proposed transaction, Charles River has filed a definitive proxy statement with the SEC. Before making any voting or investment decisions, Charles River’s stockholders are urged to read the definitive proxy statement and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement has been mailed to the stockholders of Charles River seeking their approval of the proposed transaction. Charles River’s stockholders may also obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories International, Inc., 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the definitive proxy statement is available free of charge at the SEC’s website, www.sec.gov. Charles River’s stockholders may access copies of the documents filed with the SEC by Charles River on Charles River’s website at www.criver.com/specialwuxi2010.

Charles River, WuXi, and their respective directors and executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 30, 2010. Information regarding the interests of Charles River’s directors and certain members of Charles River’s management in the proposed transaction is set forth in the definitive proxy statement filed with the SEC. Information regarding WuXi’s directors and executive officers is available in WuXi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 23, 2010. Information regarding the interests of WuXi’s directors and certain members of WuXi’s management in the proposed transaction is available in WuXi’s scheme document, which was filed on Form 6-K with the SEC on July 1, 2010.

This document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The Charles River shares to be issued in the proposed combination have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such Charles River shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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PRN Photo Desk, +1-888-776-6555 or +1-212-782-2840/

/Web site: http://www.wuxiapptec.com/

(WX)

Exhibit 99.2

Preliminary Second-Quarter 2010 Results

July 15, 2010

Dr. Ge Li, WuXi Chairman / CEO Edward Hu, WuXi COO

Cautionary Note Regarding Forward-Looking Statements

Statements in this presentation contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including those with respect to favorable industry trends, guidance for full-year 2010 performance, anticipated strong financial results for 2010 and beyond, and anticipated benefits of the proposed combination with Charles River Laboratories, are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Risks with respect to the proposed combination include: (i) the possibility that the proposed combination may be delayed or not completed due to the failure to obtain stockholder or regulatory approvals or otherwise satisfy the conditions to the proposed combination as set forth in our acquisition agreement with Charles River; (ii) problems may arise in successfully integrating the businesses of the two companies; (iii) the acquisition may involve unexpected costs; (iv) the combined company may not achieve the anticipated transaction benefits, including improved customer service levels and anticipated cost and revenue synergies, or achieve potential revenue growth and non-GAAP margin expansion; (v) restrictions in our acquisition agreement with Charles River that require us to conduct our business in the ordinary course consistent with past practices and in accordance with other specific limitations may delay or prevent us from taking advantage of business opportunities that may arise prior to the combination; and (vi) the businesses may suffer as a result of uncertainty surrounding the combination. In addition, the businesses may be subject to future regulatory or legislative actions and other risk factors. These other risk factors include: continued uncertainty in the global economy, the pressures being felt by our customers, and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; and we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this presentation in conjunction with the consolidated financial statements and related notes thereto included in our 2009 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s (“SEC’s”) website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our or Charles River’s business, financial condition, results of operations and prospects, see “Risk Factors” (i) beginning on page 6 of our 2009 Annual Report on Form 20-F and (ii) beginning on page 18 of Charles River’s Annual Report on Form 10-K also filed at the SEC’s website. Our results of operations for first-quarter 2010 are not necessarily indicative of our operating results for any future periods. All projections in this presentation are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation, except as required by law. Such information speaks only as of the date of this presentation. 1

Use of Non-GAAP Financial Measures

We have provided gross profit and operating income on a non-GAAP basis, which excludes share-based compensation expenses and amortization of acquired intangible assets and associated deferred tax impact. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit and operating income on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

2

Additional Information

This document is not a solicitation of proxies from WuXi’s shareholders to approve the proposed combination. In connection with the proposed transaction, WuXi has filed a scheme document with the SEC on Form 6-K. Before making any voting or investment decisions, WuXi’s shareholders are urged to read the scheme document and any other relevant documents filed with the SEC because they will contain important information. The scheme document has been mailed to WuXi’s shareholders seeking their approval of the proposed combination. WuXi’s shareholders may also obtain a copy of the scheme document free of charge by directing a request to: WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, Attention: Genyong Qiu. In addition, the scheme document is available free of charge at the SEC’s website, www.sec.gov. WuXi’s shareholders may also access copies of the documents filed with the SEC by WuXi on WuXi’s website at www.wuxiapptec.com.

This document may be deemed to be solicitation material used in connection with the solicitation of proxies from Charles River stockholders to approve the proposed combination of Charles River and WuXi. In connection with the proposed transaction, Charles River has filed a definitive proxy statement with the SEC. Before making any voting or investment decisions, Charles River’s stockholders are urged to read the definitive proxy statement and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement has been mailed to the stockholders of Charles River seeking their approval of the proposed transaction. Charles River’s stockholders may also obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories International, Inc., 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the definitive proxy statement is available free of charge at the SEC’s website, www.sec.gov. Charles River’s stockholders may also access copies of the documents filed with the SEC by Charles River on Charles River’s website at www.criver.com/specialwuxi2010.

Charles River, WuXi and their respective directors and executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 30, 2010. Information regarding the interests of Charles River’s directors and certain members of Charles River’s management in the proposed transaction is set forth in the definitive proxy statement filed with the SEC. Information regarding WuXi’s directors and executive officers is available in WuXi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 23, 2010. Information regarding the interests of WuXi’s directors and certain members of WuXi’s management in the proposed transaction is available in WuXi’s scheme document, which was filed on Form 6-K with the SEC on July 1, 2010.

This document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The Charles River shares to be issued in the proposed transaction have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such Charles River shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

3

Strong Second-Quarter 2010 Performance

Total net revenues increased 21% year over year

Revenue growth was broad-based

China-based Laboratory Services +18%, U.S.-based Laboratory Services +19%, Manufacturing Services +55%

Gross profit increased 21-23%, driven by revenue growth and gross margin improvement

Non-GAAP operating income grew 29-33%, GAAP operating income up

14-20%

Non-GAAP diluted earnings per ADS increased 7-11%; GAAP diluted earnings per ADS declined slightly due to one-time transaction costs of $2.9 million

Note: All comparisons are versus second-quarter 2009.

4

Strong First-Half 2010 Performance

Total net revenues increased 28% year over year

Revenue growth was broad-based

China-based Laboratory Services +19%, U.S.-based Laboratory Services +17%, Manufacturing Services +175%

Gross profit increased 25-26%

Non-GAAP operating income grew 41-44%, GAAP operating income up

38-41%

Non-GAAP diluted earnings per ADS increased 16-18%; GAAP diluted earnings per ADS grew 8-10% despite one-time transaction costs of $2.9 million

Note: All comparisons are versus first-half 2009.

5

Updated Full-Year 2010 Financial Guidance

Previous Guidance New Guidance Net Revenues Upper End of $310-$320 $320-325 Million Million Range China-Based Laboratory 13-16% Growth 16-18% Growth

Services Net Revenues U.S.-Based Laboratory Mid-Single-Digit Growth Double-Digit Growth Services Net Revenues Manufacturing Services At Least 70% Growth At Least 70% Growth Net Revenues GAAP and Non-GAAP Two to Five Percentage Two to Three Percentage Gross Margin Point Decline Point Decline Non-GAAP Operating Upper End of 0-10% 10-15% Growth Income Growth Range Capital Expenditures $50-60 Million About $50 Million Non-GAAP Effective Tax 13-15% 13-15% Rate

6